Exhibit 99.1

Tiziana Life Sciences Invited to Attend Life Sciences Innovation Forum 2025 in Riyadh, Saudi Arabia

BOSTON, MA, September 30, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that it has been invited to attend the J.P. Morgan Asset Management, Life Science Innovation Forum (LSIF) 2025 in Collaboration with KAIMRC, taking place October 1–2, 2025, at the King Saud bin Abdulaziz University for Health Sciences Conference Center in Riyadh, Saudi Arabia.

The 2025 Life Science Innovation Forum (LSIF) is a two-day international event hosted in Riyadh, Saudi Arabia. This prestigious forum serves as a platform to accelerate the conversion of cutting-edge life science research into market-ready solutions. It aims to strengthen the biotechnology value chain by connecting groundbreaking scientific innovators with strategic investors and industry leaders. Aligned with the National Biotechnology Strategy, the forum is designed to foster a thriving, innovation-driven ecosystem that positions Saudi Arabia at the forefront of the global life sciences sector. It has been organized to establish a strong foundation for both regional and global progress in life sciences research, innovation, industry, regulation, and investment. The event will feature presentations from leading biotech companies, panel discussions, and networking sessions aimed at facilitating investment, collaboration, and strategic partnerships.

“Tiziana is honored to be among the innovative companies invited to LSIF 2025,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “This event represents a unique opportunity to engage with global investors, showcase our clinical pipeline, and explore strategic collaborations that will advance our mission to deliver next-generation immunotherapy solutions to patients worldwide.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120